UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission file number 000-19119

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For period ended: June 30, 2006

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 1-QSB
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cephalon, Inc.
Full Name of Registrant

Former Name if Applicable

41 Moores Road
Address of principal executive office (Street and Number)

Frazer, PA 19355
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion therefore, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion therefore, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion therefore, could not be filed within the prescribed time period.

On August 9, 2006, Cephalon, Inc. (the “Company”) received notice from the U.S. Food and Drug Administration of the non-approval of the Company’s supplemental new drug application for SPARLON™ (modafinil) Tablets [C-IV].  As a result of this notification, the Company has delayed the filing of its quarterly report on Form 10-Q for the quarterly period ended June 30, 2006 (the “Form 10-Q”) pending the completion of its review of the full impact of this event on the Company’s financial statements and related disclosures.  Due to the reasons described above, the Company could not have timely filed the Form 10-Q without unreasonable effort or expense.  The Company believes it will file the Form 10-Q on or before August 14, 2006, the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J. Kevin Buchi, Exec. Vice President & CFO	(610) 344-0200
(Name)	(Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In a press release issued on August 3, 2006, the Company announced its unaudited financial results for the three- and six-month periods ended June 30, 2006.  These results were announced prior to, and did not take into account the impact of, the FDA’s August 9, 2006 decision that the Company’s supplemental new drug application for SPARLON™ (modafinil) Tablets [C-IV] was not approvable.  The Company has now determined to fully reserve the $8.6 million of net SPARLON inventory on its balance sheet as of June 30, 2006, which will result in a decrease in previously reported net income, basic income per common share and diluted income per common share for the three- and six-month periods ended June 30, 2006.

Cephalon, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 9, 2006	By:	/s/ J. Kevin Buchi
J. Kevin Buchi
Executive Vice President & Chief
Financial Officer